Exhibit 99.1

Unaudited Interim Condensed Consolidated Financial Statements

ADS-TEC Energy PLC

as at and for the half year ended

June 30, 2026

Prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the

International Accounting Standards Board (IASB)

Unaudited Interim Condensed Consolidated Financial Statements

Unaudited interim condensed consolidated statements of profit or loss and comprehensive income (loss)		1

Unaudited interim condensed consolidated statements of financial position		2

Unaudited interim condensed consolidated statements of cash flows		4

Unaudited interim condensed consolidated statements of changes in equity		6

Notes to the unaudited interim condensed consolidated financial statements		8

1. Reporting entity and group information		8

1.1	Reporting entity	8

1.2	Group information	8

2. Accounting policies		9

2.1	Basis of preparation	9

2.2	Material uncertainty regarding the ability to continue as a going concern	9

2.3	New accounting standards and interpretations	10

3. Significant events and transactions		11

4. Disclosure on individual items of the consolidated financial statements		12

4.1	Statements of comprehensive income	12

4.2	Statements of financial position	15

5. Seasonal business		21

6. Segment reporting		21

7. Related party transactions		23

8. Authorization of the financial statements		24

i

Unaudited interim condensed consolidated statements of profit or loss and comprehensive income (loss)

		For the six months ended June 30,
kEUR	Note	2026	2025
Continuing operations
Revenue	4.1.1	7,352	14,614
Cost of sales	4.1.1	-14,198	-21,277
Gross profit (loss)		-6,846	-6,663
Research and development expenses		-4,233	-4,472
Selling and general administrative expenses	4.1.1	-15,187	-18,624
Impairment gains (losses) on trade receivables, contract assets, and other investments		-160	43
Other income		305	250
Other expenses		-131	-550
Operating result		-26,253	-30,016
Finance income	4.1.2	16,751	38,743
Finance expenses	4.1.2	-32,764	-23,613
Net finance result		-16,012	15,130
Result before tax		-42,265	-14,886
Income tax benefits (expenses)		240	120
Result for the period		-42,025	-14,766
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Foreign operations – foreign currency translation differences		-472	-115
Other comprehensive income (loss) for the period, net of tax		-472	-115
Total comprehensive income (loss) for the period		-42,497	-14,882

Profit (loss) attributable to:
Shareholders of the parent		-42,025	-14,766
Non-controlling interests		-	-

Total comprehensive income (loss) attributable to:
Shareholders of the parent		-42,497	-14,882
Non-controlling interests		-	-

Earnings (loss) per share (in EUR)
Diluted		-0.65	-0.27
Basic		-0.65	-0.27

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Unaudited interim condensed consolidated statements of financial position

ASSETS
kEUR	Note	Jun. 30, 2026	Dec. 31, 2025
Intangible assets		10,373	12,910
Right-of-use assets		2,423	2,981
Property, plant and equipment		7,922	7,614
Other investments and other assets (non-current)	4.2.1	996	144
Trade and other receivables (non-current)		26	25
Deferred tax assets		28	15
Non-current assets		21,768	23,689
Inventories	4.2.2	48,818	51,010
Trade and other receivables (current)		6,430	7,630
Other accrued items	4.2.3	-	933
Cash and cash equivalents		4,589	6,987
Current assets		59,837	66,560
Total assets		81,605	90,249

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

EQUITY AND LIABILITIES
kEUR	Note	Jun. 30, 2026	Dec. 31, 2025
Share capital	4.2.4	7	5
Capital reserves	4.2.4	494,310	332,907
Other equity	4.2.4	141	613
Retained earnings	4.2.4	-444,666	-289,157
Profit (loss)	4.2.4	-42,025	-55,190
Equity attributable to owners of the Company		7,767	-10,822
Non-controlling interests		-	-
Total equity		7,767	-10,822
Lease liabilities (non-current)		1,286	1,866
Warrant liabilities (non-current)	4.2.5	5,708	11,259
Trade and other payables (non-current)	4.2.6	251	214
Contract liabilities (non-current)		2	2
Other provisions (non-current)		1,563	747
Deferred tax liabilities		1,118	1,345
Non-current liabilities		9,929	15,432
Lease liabilities (current)		1,334	1,322
Loans and borrowings (current)	4.2.7	15,880	5,010
Warrant liabilities (current)	4.2.5	5,688	43,550
Trade and other payables (current)		21,760	20,652
Contract liabilities (current)		16,098	11,955
Income tax liabilities (current)		73	75
Other provisions (current)		3,075	3,075
Current liabilities		63,909	85,638
Total liabilities		73,838	101,071
Total equity and liabilities		81,605	90,249

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Unaudited interim condensed consolidated statements of cash flows

		For the six months ended June 30,
kEUR	Note	2026	2025
Result for the period		-42,025	-14,766
Depreciation and amortization		3,820	3,426
Finance income	4.1.2	-16,751	-38,743
Finance expense	4.1.2	32,764	23,612
Non-cash effective foreign currency gains		-84	-110
Share-based payments		1,053	1,284
Change in trade receivables not attributable to investing or financing activities		1,257	7,339
Change in inventories	4.2.2	2,404	4,369
Change in write-downs on inventories	4.2.2	-	2,555
Change in trade payables		-5,746	-18,683
Change in contract assets		-	-749
Change in contract liabilities		4,134	780
Change in other investments and other assets		-58	-700
Change in other provisions		816	249
Change in other liabilities		-1	60
Income tax expenses (benefits)		-240	-120
Interest received		-	1
Cash flow from operating activities		-18,657	-30,196

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

		For the six months ended June 30,
kEUR	Note	2026	2025
Purchase of property, plant, and equipment		-923	-759
Investments in intangible assets, including internally generated intangible assets		-6	-278
Investments in other entities	4.2.1	-852	-
Proceeds from sale of property, plant and equipment		-	23
Interest received		-	-
Cash flow from investing activities		-1,781	-1,014
Proceeds from issue of convertible notes and warrants		-	40,905
Proceeds from shareholder loans	4.2.7	10,204	-
Proceeds from issue of shares	4.2.4	7,947	316
Repurchase of warrants	4.2.5	-4,245	-
Proceeds from the exercise of warrants	4.2.5	4,794	22,181
Repayment of shareholder loans		-	-14,358
Repayment of lease liabilities		-667	-1,237
Interest paid		-78	-1,423
Cash flow from financing activities		17,955	46,384
Net decrease (-) / increase in cash and cash equivalents		-2,483	15,174
Net cash and cash equivalents at the beginning of the period		6,987	22,858
FX Effects		85	-163
Net cash and cash equivalents at the end of the period		4,589	37,869

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Unaudited interim condensed consolidated statements of changes in equity

			Other reserves
kEUR	Subscribed capital	Capital reserves	Retained earnings	Currency translation reserve	Total other reserves	Equity attributable to shareholders	Total equity
Balance as of Jan. 01, 2026	5	332,907	-344,347	613	-343,734	-10,822	-10,822
Result for the period	-	-	-42,025	-	-42,025	-42,025	-42,025
Other comprehensive income (loss)	-	-	-	-472	-472	-472	-472
Total comprehensive income (loss)	-	-	-42,025	-472	-42,498	-42,498	-42,498
Exercise of warrants	0	52,179	-	-	-	52,179	52,179
Share-based payments	-	1,053	-	-	-	1,053	1,053
Share Subscription	1	108,171	-100,319	-	-100,319	7,853	7,853
Balance as of Jun. 30, 2026	7	494,310	-486,691	141	-486,551	7,767	7,767

			Other reserves
kEUR	Subscribed capital	Capital reserves	Retained earnings	Currency translation reserve	Total other reserves	Equity attributable to shareholders	Total equity
Balance as of Jan. 01, 2025	5	245,298	-289,157	1,044	-288,113	-42,809	-42,809
Result for the period	-	-	-14,766	-	-14,766	-14,766	-14,766
Other comprehensive income (loss)	-	-	-	-115	-115	-115	-115
Total comprehensive income (loss)	-	-	-14,766	-115	-14,882	-14,882	-14,882
Exercise of warrants	-	34,168	-	-	-	34,168	34,168
Exercise of options	-	316	-	-	-	316	316
Share-based payments	-	1,284	-	-	-	1,284	1,284
Conversion of shares	-	7,011	-	-	-	7,011	7,011
Balance as of Jun. 30, 2025	5	288,077	-303,923	929	-302,994	-14,912	-14,912

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Reporting entity and group information

Notes to the unaudited interim condensed consolidated financial statements

1.	Reporting entity and group information

1.1	Reporting entity

ADS-TEC Energy PLC and its subsidiaries (“ADSE”) provide intelligent and decentralized energy storage systems to municipalities, automotive OEMs (Original Equipment Manufacturers), charging operators, dealerships, fleets, residential areas, offices, and industrial sites in North America and Europe. Its scalable systems are designed for use in private homes, public buildings, commercial enterprises, industrial and infrastructure solutions, and self-sufficient energy supply systems, with capacities up to the multi-megawatt range.

ADS-TEC Energy PLC (“ADSE Holdco” or “the Company”) is domiciled at 10 Earlsfort Terrace, Dublin 2 D02 T380, Ireland. The Company is a public limited company incorporated in Ireland. The main operating company is ads-tec Energy GmbH, which is located in Heinrich-Hertz-Str. 1, 72622 Nürtingen, Germany.

The board of directors of ADSE Holdco authorized the unaudited interim condensed consolidated financial statements on September 21, 2026.

1.2	Group information

The consolidated financial statements of ADSE include:

Jun. 30, 2026			Shareholding
Group companies	City	Country	Direct or indirect
ADS-TEC Energy PLC (“ADSE Holdco”)	Dublin	Ireland	Parent company
ads-tec Energy GmbH (“ADSE GM”)	Nürtingen	Germany	100%
ads-tec Energy, INC. (“ADSE US”)	Auburn	USA	100%
ads-tec Energy Service GmbH (“ADSE Service”)	Nürtingen	Germany	100%
ads-tec Energy Schweiz GmbH (“ADSE CH”)	Zurich	Switzerland	100%
ads-tec Energy Austria GmbH (“ADSE Austria”)	Kötschach-Mauthen	Austria	100%

Accounting policies

2.	Accounting policies

2.1	Basis of preparation

Applied IFRS

The unaudited interim condensed consolidated financial statements of ADSE for the six months ended June 30, 2026, have been prepared in accordance with IAS 34 - Interim Financial Reporting. They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with the Company’s last annual financial statements as at and for the year ended December 31, 2025 (“last annual financial statements”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in ADSE’s financial position and performance since the last annual financial statements.

ADSE’s interim financial statements have been prepared on a going concern basis. The reporting periods are the six months ended June 30, 2026 and June 30, 2025. The interim financial statements are presented in Euro, which is the functional currency of ADSE. All amounts have been rounded to the nearest thousand, unless otherwise indicated. In some cases, rounding could mean that values in this report do not add up to the exact sum given or percentages do not equal the values presented.

2.2	Material uncertainty regarding the ability to continue as a going concern

Management assessed the Company’s ability to continue as a going concern and evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern using all information available about the future, focusing on the twelve-month period after the issuance date of the financial statements. Historically, the Company has funded its operations primarily through capital raises and shareholder loans. Since its inception, the Company has incurred recurring losses and negative cash flows from operations, including net losses of kEUR 42,025 for the first half of financial year 2026, kEUR 55,878 for the financial year 2025 and kEUR 97,959 for the financial year 2024. The Company has decreased its inventory stock from kEUR 63,666 as of December 31, 2024 to kEUR 51,010 as of December 31, 2025 and to kEUR 48,818 as of June 30, 2026. In the first half of the financial year 2026 the Company has significantly decreased its long-term and short-term loans and payables position in total (2024: kEUR 126,381 and kEUR 61,834; 2025: kEUR 59,184 and kEUR 41,609; HY 2026: kEUR 27,276 and kEUR 46,560).

For the fiscal years 2024 and 2025, the revenue stream “Charging” mainly includes the production and delivery of ChargeBox (CBX) and ChargePost (CPT). Revenue from the CBX and CPT is recognized once the product is transferred to the customer. In 2025, revenues from this stream declined to 83.8 Mio. EUR, or 82%, compared to 2024, primarily due to the insolvency of a key customer in the EV-charging hardware business. In addition, some customers did not manage to roll out their stock and did not generate new demand. Management consequently revised its strategy and began targeting customers that purchase smaller packages containing fewer units. Customers initially test these units before expanding their installed base, resulting in smaller orders spread over a longer period. In parallel, management began using chargers held in inventory to launch an Own & Operate business model that generates revenue from charging, advertising and energy management, also offering this model to customers.

The revenue stream “Service” increased by EUR 4.7 million, or 83%, from the year ended December 31, 2024, to December 31, 2025, reflecting continued expansion of the installed base and demonstrating the growing contribution of recurring revenue streams. This development continued in 2026 with service revenue amounting to EUR 4.5 million in the first half of financial year 2026.

Finally, the revenue stream “Commercial and industrial” in fiscal year 2024 and 2025 includes the delivery of a large-scale modular battery storage solution. Revenues in this business line increased in 2025 by kEUR 513, or 31%, compared to 2024, primarily due to the timing of project execution. The “Commercial and industrial” business line only began generating commercial activity in the second half of 2025, and as a result, many projects were still in the early stages of delivery or had not yet progressed to revenue recognition by year-end. While the Company has approximately EUR 156 million in pending project proposals and has established an order backlog of approximately EUR 18 million, revenues from these projects are expected to be recognized in future periods as delivery progresses.

During the first half of 2026, the Company completed several transactions that enhanced its capital structure. These transactions included the acquisition and partial cancellation of warrants related to convertible notes, the repricing and exercise of certain warrants related to shareholder loans, and the issuance and partial exercise of subscription rights by certain investors. As a result, the Company significantly reduced its warrant exposure and strengthened its equity position.

Accounting policies

The Company plans to intensify sales efforts across Europe and the US with new staff and reduce working capital. In addition, the Company will continue to invest in the development, redesign and cost-optimization programs for existing and new products as well as further productivity increases in operations and continue to expand its business model into a full-service provider model, enabling multi-revenue streams including ultra-fast charging, energy trading and advertising. As of the date of this report, the Company has installed 16 CPT units under its Own & Operate model, which have started generating sales from charging and advertising.

As of June 30, 2026, the Company has total available credit lines from shareholders of EUR 56.4 million, of which EUR 41.1 million undrawn. The maturity of the loans was extended to July 2027. The Company’s business plan assumes drawings of EUR 30 million and forecasts that the Company will maintain positive cash availability throughout the upcoming 12 months.

The Company is advancing the development of the large-scale battery project to ready-to-build (“RTB”), which we expect to achieve in Q4 2026. Thereafter, the Company intends to seek an equity investor to sell up to 51% of the project. We are in talks with multiple parties. Management and its advisers are constantly monitoring the relevant equity and debt capital markets that are relevant to the Company.

There can be no assurance that the Company will be successful in achieving its operational and strategic plans or that any additional financing will be available in a timely manner or on acceptable terms.

Even though the Company deems a successful business development and an improvement in cash flow generation and operating result to be very likely, the Company has concluded, based on its recurring losses from operations since inception, that there is still substantial doubt about its ability to continue as a going concern, as cash flows generated by its operating activities may deviate significantly from the Company’s forecast and its ability to secure additional financing is uncertain. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

2.3	New accounting standards and interpretations

ADSE applied all effective standards and interpretations issued by the IASB and the IFRS IC in the preparation of the consolidated financial statements where their application was required for annual periods beginning on or after January 1, 2026. However, none of the new accounting standards had an impact on ADSE, as they were either not relevant to ADSE’s activities or did not require accounting treatment inconsistent with ADSE’s current accounting policies.

New accounting standards and amendments to standards or interpretations effective as of January 1, 2026:

Standard	Name	Effective date
IFRS 9 & IFRS 7	Amendments to IFRS 9 and IFRS 7 - Financial Instruments: Classification and measurement of financial instruments	Jan. 01, 2026
IFRS 9 & IFRS 7	Amendments to IFRS 9 and IFRS 7 - Financial Instruments: Contracts referencing nature-dependent electricity	Jan. 01, 2026

The standards and amendments to standards and interpretations below have been published by the IASB but are not mandatorily effective for annual periods beginning on or after January 1, 2026. ADSE has therefore not early adopted them.

Standard	Name	Effective date
IFRS 18	Presentation and Disclosure in Financial Statements	Jan. 01, 2027
IFRS 19	Subsidiaries without Public Accountability: Disclosures	Jan. 01, 2027

On April 09, 2024, the IASB published IFRS 18 – Presentation and Disclosure in Financial Statements, which is effective for periods beginning on or after January 1, 2027. ADSE is currently analyzing the expected impact of the initial application of IFRS 18. Other accounting standards issued by the IASB that are not yet applied or that become effective in the future are not expected to have a material impact on the consolidated financial statements.

Significant events and transactions

3.	Significant events and transactions

The following significant events and transactions have occurred since December 31, 2025.

Shareholder loans

During the reporting period, the credit facilities under two shareholder loans were increased and the applicable interest rates were amended. Additional drawdowns were made under both facilities. Furthermore, the maturity dates of these two shareholder loans, as well as of an additional shareholder loan, were extended. Please refer to Note 4.2.7.

Repurchase of warrants related to convertible notes

In April 2026, Lucerne Capital Master Fund L.P. acquired the rights and warrants related to the May 1, 2025 financing through convertible notes agreements for cash consideration of kUSD 12,500. Subsequently, the Company and Lucerne Capital Master Fund entered into a cancellation agreement pursuant to which these rights and warrants were cancelled for total consideration of kUSD 12,557. As of June 30, 2026, the Company had made a partial payment of kUSD 5,000 (kEUR 4,245), resulting in the cancellation of 742,924 warrants, while 1,084,360 warrants remained outstanding. Please refer to Note 4.2.5.

Exercise of warrants

Following a reduction of the exercise price from USD 6.20 to USD 1.00 per share on April 9, 2026, 5,172,045 Warrants relating to shareholder loans were exercised, generating proceeds of kUSD 5,172 and resulting in the issuance of 5,172,045 Ordinary Shares. In addition, 40,859 public warrants were exercised during the first half of fiscal year 2026, generating cash proceeds of kUSD 470.

As a result, the carrying value of the Company’s warrant liability decreased from kEUR 54,809 as of December 31, 2025, to kEUR 11,396 as of June 30, 2026.

Please refer to Note 4.2.5.

Issue of Subscription Rights

In May 2026, the Company entered into subscription agreements with certain investors, pursuant to which the Company agreed to issue non-transferable subscription rights to purchase up to an aggregate of 11,324,000 Ordinary Shares at an exercise price of $1.00 per Ordinary Share, in exchange for support in connection with the Company’s efforts to simplify its capital structure. On May 8, 2026, and May 28, 2026, investors exercised their rights to subscribe for 9,324,000 Ordinary Shares. As of June 30, 2026, 2,000,000 Ordinary Shares remain outstanding and are exercisable until December 31, 2029.

The Company received gross proceeds of kUSD 9.324 (kEUR 7,947) from the exercise of the subscription rights. The Company intends to use the proceeds for general corporate purposes, which may include working capital, capital expenditure, and other business investments.

Please refer to Note 4.2.4.

Disclosure on individual items of the consolidated financial statements

4.	Disclosure on individual items of the consolidated financial statements

4.1	Statements of comprehensive income

4.1.1	Revenue and functional costs from contracts with customers

Revenue

ADSE develops, produces, and distributes battery storage solutions for different areas of application (“multi-use-case”). The product portfolio encompasses the field of “Charging”, which provides charging solutions for the expansion of e-mobility infrastructure at power-limited network points; the field of ‘Battery Energy Storage Systems’ (‘BESS’), which covers commercial, industrial and infrastructure applications; and the field of ‘Own & Operate’ (‘O&O’), which includes charging, energy trading and other energy-related services. Additionally, ADSE provides its customers with software solutions for intelligent control and monitoring of battery storage solutions. Service revenues include service contracts available for separate purchase or maintenance services. Other revenues relate to miscellaneous income generated in connection with the different revenue streams.

In the first half of the year 2026, 61.8% of revenue was generated from Service. In the prior year period, Charging was the largest revenue stream, contributing 67.1% of total revenue. The following table presents the revenue from contracts with customers disaggregated by revenue stream:

Revenue by revenue streams	For the six months ended June 30,
kEUR	2026	2025
Service	4,541	4,623
Charging	2,383	9,804
Own & Operate	132	-
Battery Energy Storage System	73	103
Other	223	85
Total	7,352	14,614

Disclosure on individual items of the consolidated financial statements

Cost of goods sold

	For the six months ended June 30,
kEUR	2026	2025
Personnel expenses	5,440	5,468
Cost of materials	4,156	12,307
Depreciation and amortization	3,290	2,904
Other expenses	1,313	599
Total	14,198	21,277

Selling, general and administrative expenses

	For the six months ended June 30,
kEUR	2026	2025
Personnel expenses	5,696	5,755
Legal and consulting fees	2,522	5,004
Administration fee	1,683	1,837
Insurance expenses	1,176	1,208
Marketing costs	485	760
Depreciation and amortization	391	354
Other expenses	3,233	3,705
Total	15,187	18,624

Other expenses primarily consist of expenses for general warranties, travel costs, IT and logistics costs.

Disclosure on individual items of the consolidated financial statements

4.1.2	Finance result

The finance income and expenses recognized in profit or loss are as follows:

	For the six months ended June 30,
kEUR	2026	2025
Finance income from remeasurement of warrant liabilities	13,794	24,909
Foreign currency gains	2,956	13,833
Income from other interest and similar income	1	1
Finance income	16,751	38,743
Finance expense from remeasurement of warrant liabilities	-28,898	-122
Interest expense from shareholder loans	-786	-19,332
Interest expense from convertible note	-	-1,633
Foreign currency losses	-3,006	-2,450
Interest expense from leasing	-73	-71
Interest expense from guarantee commissions	-	-5
Other interest expense	-	-
Finance expenses	-32,763	-23,613
Net finance result	-16,012	15,130

Finance income from remeasurement of warrant liabilities in the first half of 2026 in the amount of kEUR 13,794 (2025: kEUR 24,909) resulted from the remeasurement of the fair value of public and private warrant liabilities, warrant liabilities from shareholder loans and warrant liabilities from the convertible notes and was caused by a decline in ADSE’s share price. The foreign currency gains mainly resulted from the valuation of the warrants which are denominated in USD.

In the first half of 2026, finance expense from remeasurement of warrant liabilities in the amount of kEUR 28,898 resulted from the remeasurement of the fair value of public and private warrant liabilities, warrant liabilities from shareholder loans and warrant liabilities from capital increases.

In 2026, interest expenses from shareholder loans amounted to kEUR 786 (2025: kEUR 19,332). This resulted mainly from the effective interest of the shareholder loan.

Disclosure on individual items of the consolidated financial statements

4.2	Statements of financial position

4.2.1	Other investments and other assets

Other investments and other assets include the following:

kEUR	June 30, 2026	Dec. 31, 2025
Other investments	859	6
Other assets	137	137
Total	996	144

Other investments include the interests in SKM Speicherkraftwerk Markgröningen GmbH & Co. KG (SKM KG) and in SKM Markgröningen Verwaltungs-GmbH (SKM VW) with a carrying amount of kEUR 32. SKM KG and SKM VW were acquired as shelf companies on March 23, 2026. The purpose of SKM KG is the planning, acquisition, development, construction, and operation of energy storage power plants, as well as the marketing and commercial exploitation of such facilities. SKM VW serves as the general partner and assumes management and representation of the GmbH & Co. KG. As of June 30, 2026, SKM KG did not commence any significant business activities.

Other investments also include a 33% interest in Speicheranlagenbetreibergesellschaft mbH, Nürtingen with a carrying amount of kEUR 820. Speicheranlagenbetreibergesellschaft mbH was established by ADSE GM and two other partners on May 28, 2026, to implement an energy storage project for the City of Nürtingen.

Other assets include a deposit for a rental building amounting to kEUR 137 (December 31, 2025: kEUR 137).

4.2.2	Inventories

Inventories include the following:

kEUR	Jun. 30, 2026	Dec. 31, 2025
Finished goods	28,260	30,950
Work in progress	3,467	5,019
Raw materials	44,278	42,230
Total	76,006	78,198

kEUR	Jun. 30, 2026	Dec. 31, 2025
Write-downs finished goods	-9,206	-9,206
Write-downs work in progress	-1,318	-1,318
Write-downs raw materials	-16,664	-16,664
Total	-27,188	-27,188

During the first half of 2026, ADSE recognized write-downs of inventories in an amount of kEUR 0 as an expense in the cost of sales in the statement of profit or loss.

Disclosure on individual items of the consolidated financial statements

4.2.3	Other accrued items

As of December 31, 2025, other accrued items included lender warrants for which the exercise conditions had not been met, as the related shareholder loans had not been drawn down. The lender warrants were initially recognized at their fair value on the grant date, adjusted for a 5% probability of drawdown of the related shareholder loans based on management’s assessment and ADSE’s projected cash flow requirements.

Following the restructuring of ADSE’s shareholder loans (please also refer to Note 4.2.7), management has concluded that these shareholder loans are no longer expected to be drawn down in the future. Consequently, other accrued items relating to the lender warrants were derecognized.

4.2.4	Equity

The changes in the various components of equity are shown in ADSE’s statements of changes in equity for the past two half-year periods.

The issued and outstanding shares as of June 30, 2026, and as of June 30, 2025, are shown in the table below.

in k units	2026	2025
Outstanding as of Jan. 01	60,436	52,362
Exercise of warrants	5,213	2,469
Exercise of options	-	47
Share based compensation	29	26
Conversion from convertible note	-	922
Share subscription	9,324	-
Outstanding as of Jun. 30	75,002	55,826
Treasury shares	80	80
Issued and outstanding as of Jun. 30	75,082	55,906

In the first half of financial year 2025, the exercise of public, private and shareholder warrants increased the number of outstanding shares by 2,468,837 shares and led to an increase in capital reserves of kEUR 34,168. Moreover, the conversion of debt from the convertible note into equity resulted in an issue of 922,195 shares which increased the capital reserve by kEUR 7,011.

In the first half of financial year 2026, 5,212,904 public warrants and warrants related to shareholder loans were exercised, which led to an increase in capital reserves of kEUR 52,179.

On May 8, 2026, and May 28, 2026, the Company granted non-transferable subscription rights to certain investors to purchase up to an aggregate of 11,324,000 Ordinary Shares at an exercise price of USD 1.00 per Ordinary Share, in exchange for support in connection with the Company’s efforts to simplify its capital structure. On May 8, 2026, 6,324,000 Ordinary Shares were exercised, and on May 28, 2026, a further 3,000,000 Ordinary Shares were exercised. As of June 30, 2026, 2,000,000 Ordinary Shares remain outstanding and are exercisable until December 31, 2029.

Based on management’s judgment, the transaction qualifies as an equity transaction with owners acting in their capacity as owners and therefore falls within the scope of IAS 1.109. In accordance with IAS 1.109, transactions with owners in their capacity as owners are recognized directly in equity and do not affect profit or loss. Consequently, the fair value of the subscription rights at the grant date, amounting to kEUR 100,319 (kUSD 117,328), was recognized within capital reserves, with a corresponding reduction of retained earnings.

Upon the exercise of the subscription rights, the Company received gross cash proceeds of kEUR 7,947 (kUSD 9,324). Net of transaction costs recognized directly in equity, the exercise of the subscription rights resulted in an increase of share capital of EUR 798 and an increase in capital reserves of kEUR 7,852.

Disclosure on individual items of the consolidated financial statements

4.2.5	Warrant liabilities

As of the reporting date, warrant liabilities include the following:

kEUR	No. of warrants issued	Jun. 30, 2026
Public warrants	5,006,836	2,645
Private warrants	2,773,255	3,042
Warrants relating to shareholder loans	3,466,668	5,709
Total	11,246,759	11,396

As of December 31, 2025, warrant liabilities included the following:

kEUR	No. of warrants issued	Dec. 31, 2025
Public warrants	5,047,695	5,112
Private warrants	2,773,255	3,061
Warrants relating to shareholder loans	8,638,713	35,376
Warrants relating to Convertible Note	1,827,284	11,259
Total	18,286,947	54,808

Public and private warrants

As of June 30, 2026, the fair value of public and private warrant liabilities amounts to kEUR 5,687 (December 31, 2025: kEUR 8,173) and relates to 5,006,836 public warrants and 2,773,255 private warrants including 100,000 lender warrants issued. In comparison to December 31, 2025, 40,859 public warrants were exercised at an exercise price of 11,50 USD per warrant.

Warrants relating to shareholder loans

On April 9, 2026, the Company issued a Warrant Adjustment Notice to The Lucerne Capital Master Fund, L.P. and The Lucerne Capital Special Opportunity Fund, Ltd. (together, “Lucerne”), reducing the exercise price of the amended and restated warrants dated August 26, 2024 (the “Lucerne Warrants”) from $6.20 to $1.00 per share. Thereafter, Lucerne exercised all 5,172,045 outstanding Lucerne Warrants for aggregate proceeds of kUSD 5,172, and the Company issued 5,172,045 Ordinary Shares to Lucerne, consisting of 5,105,379 shares to Lucerne Master Fund and 66,666 shares to Lucerne Special Opportunity Fund.

Warrants relating to convertible note

Lucerne Master Fund acquired from Alto Opportunity Master Fund SPC – Master Segregated Portfolio B (“Ayrton”), AEMF SPV LLC and AIMF SPV LLC (together, “Anson”) all of their respective rights under that certain Securities Purchase Agreement, dated May 1, 2025, by and among the Company, Ayrton and Anson (the “Ayrton/Anson SPA”), together with the warrants issued thereunder (the “Ayrton/Anson Warrants”), pursuant to (i) a Warrant Purchase Agreement between Lucerne Master Fund and Ayrton dated April 6, 2026, and (ii) Securities Purchase Agreements between Lucerne Master Fund and each of AEMF SPV LLC and AIMF SPV LLC, each dated April 2, 2026, for aggregate cash consideration of kUSD 12,500.

Disclosure on individual items of the consolidated financial statements

Subsequently, the Company and Lucerne Master Fund entered into a cancellation agreement, pursuant to which Lucerne Master Fund has agreed that rights under the Ayrton/Anson SPA and the Ayrton/Anson Warrants previously acquired by Lucerne Master Fund will be cancelled in consideration of a total cash payment by the Company to Lucerne Master Fund in an amount of kUSD 12,557. Until June 30, 2026, the Company made a partial payment of kUSD 5,000 (kEUR 4,245) towards this obligation. As a result, 742,924 Ayrton/Anson Warrants were cancelled while 1,084,360 warrants remain outstanding. The remaining obligation of kUSD 7,557 (kEUR 6,490) is included in trade and other payables.

4.2.6	Trade and other payables

Trade and other payables include the following:

kEUR	June 30, 2026	Dec. 31, 2025
Trade payables	11,096	16,731
Sales tax liabilities	421	599
Accrued expenses	2,229	819
Trade payables due to related parties	1,069	1,822
Other payables non-financial	357	561
Other payables financial	6,839	333
Total	22,012	20,865

Trade payables mainly consist of trade accounts payable and accruals for outstanding invoices.

Accrued expenses mainly relate to employee benefit accruals.

Other payables financial includes the remaining obligation of kUSD 7.557 (kEUR 6.490) from the repurchase of warrants related to convertible notes. See also to Note 4.2.5.

4.2.7	Loans and borrowings

As of June 30, 2026, loans and borrowings include shareholder loans with a book value of kEUR 15,863 and interest payable of kEUR 17 (December 31, 2025: book value of kEUR 5,006 and interest payable of kEUR 5). The shareholder loans are classified as current loans and borrowings.

In the first half of 2026, various tranches of one shareholder loan were combined into one tranche with an aggregate amount of kUSD 25,000, and the interest rate was increased from 10% p.a. to 11% p.a. Furthermore, the maturity date was extended from August 31, 2026, to July 31, 2027. As of the reporting date, the amount of kUSD 500 had been drawn.

Furthermore, another shareholder loan was extended from March 31, 2026, to July 31, 2026. As of June 30, 2026, the nominal amount drawn under this shareholder loan amounted to kUSD 2,580.

On February 25, 2026, another tranche of shareholder loans was amended, increasing the nominal amount from kEUR 5,000 to kEUR 32,500 and the fixed interest rate from 10% p.a. to 16% p.a. In addition, the maturity date of this shareholder loan was extended from June 30, 2026, to July 31, 2027. In the first half of 2026, ADSE drew kEUR 9,780 under this shareholder loan.

Disclosure on individual items of the consolidated financial statements

4.2.8	Financial instruments

The following table provides the carrying amounts and fair values of all financial assets and financial liabilities, including their levels in the fair value hierarchy.

kEUR	Classification	Fair value hierarchy	Carrying amount Jun. 30, 2026	Fair value Jun. 30, 2026	Carrying amount Dec. 31, 2025	Fair value Dec. 31, 2025
Financial assets
Cash and cash equivalents	At amortized cost	n/a	4,589	4,589	6,987	6,987
Trade receivables (current)	At amortized cost	n/a	3,472	3,472	5,289	5,289
Other investments (non-current)	At amortized cost	n/a	859	859	6	6
Other financial receivables (current)	At amortized cost	n/a	200	200	903	903
Other financial receivables (non-current)	At amortized cost	n/a	26	26	25	25
Total			9,146	9,146	13,212	13,212

Disclosure on individual items of the consolidated financial statements

kEUR	Classification	Fair value hierarchy	Carrying amount Jun. 30, 2026	Fair value Jun. 30, 2026	Carrying amount Dec. 31, 2025	Fair value Dec. 31, 2025
Financial liabilities
Warrant liabilities - private	FVTPL	3	3,042	3,042	3,061	3,061
Warrant liabilities - public	FVTPL	1	2,645	2,645	5,112	5,112
Warrant liabilities - Shareholder loan	FVTPL	3	5,708	5,708	35,376	35,376
Warrant liabilities - Convertible Notes	FVTPL	3	-	-	11,259	11,259
Loans and borrowings (current)	At amortized cost	n/a	15,880	15,880	48,560	48,560
Trade payables (current)	At amortized cost	n/a	11,096	11,096	16,731	16,731
Trade payables due to related parties (current)	At amortized cost	n/a	1,069	1,069	1,822	1,822
Lease liabilities (non-current)	At amortized cost	n/a	1,286	-	1,866	-
Lease liabilities (current)	At amortized cost	n/a	1,334	-	1,322	-
Other payables financial (current)	At amortized cost	n/a	6,839	6,839	333	333
Total			48,900	46,280	125,442	122,254

The significant decrease in financial liabilities resulted from the exercise of warrants, the remaining obligation arising from the repurchase of warrants related to the convertible note (refer to Note 4.2.5), and the adjusted drawdown probability for shareholder loans (refer to Note 4.2.3).

Seasonal business

5.	Seasonal business

The business performance of ADSE is not subject to regular seasonal or cyclical fluctuations that affect the unaudited interim condensed financial statements. Thus, the results of the six-month period ended June 30, 2026, may not be indicative of the full year.

6.	Segment reporting

Information reported to ADSE’s chief operating decision maker (CODM) for the purposes of resource allocation and assessment of segment performance is focused on the geographic regions of ADSE’s business activities. Therefore, ADSE manages its operations based on two operating segments corresponding to its business activities in Europe and North America.

The CODM has been identified as the board of directors of ADSE Holdco. The board of directors regularly reviews operating results and makes decisions about the allocation of ADSE’s resources. ADSE’s focus is on the research, development and manufacturing of products and services in the fields of energy management, energy storage and e-mobility.

ADSE evaluates segmental performance based on segment revenue and segment earnings before interest, taxes, depreciation and amortization (EBITDA). Inter-segment sales are priced along the same lines as sales to external customers.

	Jun. 30, 2026
kEUR	Europe	North America	Total reportable segments	Eliminations	Total Group
External revenues	7,004	348	7,352	-	7,352
Inter-segment revenues	634	-	634	-634	-
Total revenue	7,638	348	7,986	-634	7,352

Earnings before interest taxation depreciation and amortization (EBITDA)	-21,518	-915	-22,433	-	-22,433
Depreciation and amortization	-3,683	-137	-3,820	-	-3,820
Operating result (EBIT)	-25,201	-1,052	-26,253		-26,253
Financial income	21,642	-	21,642	-4,891	16,751
Financial costs	-35,884	-1,771	-37,654	4,891	-32,764
Financial result	-14,242	-1,771	-16,012	-0	-16,012
Profit before tax	-39,443	-2,822	-42,265	-0	-42,265
Income tax expenses	240	-	240	-	240
Profit for the year	-39,203	-2,822	-42,025	-0	-42,025

Segment reporting

	Jun. 30, 2025
kEUR	Europe	North America	Total reportable segments	Eliminations	Total Group
External revenues	13,790	825	14,614	-	14,614
Inter-segment revenues	4,250	-	4,250	-4,250	-
Total revenue	18,039	825	18,864	-4,250	14,614

Earnings before interest taxation depreciation and amortization (EBITDA)	-25,164	-1,425	-26,589	-	-26,589
Depreciation and amortization	-3,346	-80	-3,426	-	-3,426
Operating result (EBIT)	-28,510	-1,506	-30,015		-30,015
Financial income	38,611	132	38,743	-456	38,287
Financial costs	-6,916	-16,696	-23,613	456	-23,157
Financial result	31,694	-16,565	15,130	-	15,130
Profit / Loss before tax	3,185	-18,070	-14,885	-	-14,885
Income tax expenses	120	-1	120	-	120
Profit / Loss for the year	3,305	-18,071	-14,766	-	-14,766

Total non-current assets of both reportable segments can be broken down as follows:

kEUR	Jun. 30, 2026	Dec. 31, 2025	Dec. 31, 2024
Europe	62,607	64,414	78,109
North America	754	868	-6,328
Eliminations	-41,593	-41,593	-41,593
Total non-current assets	21,768	23,689	30,188

Total current assets of both reportable segments can be broken down as follows:

kEUR	Jun. 30, 2026	Dec. 31, 2025	Dec. 31, 2024
Europe	145,202	130,346	108,877
North America	7,708	9,613	33,870
Eliminations	-93,073	-73,398	-27,705
Total current assets	59,837	66,560	115,042

Total liabilities of both reportable segments can be broken down as follows:

kEUR	Jun. 30, 2026	Dec. 31, 2025	Dec. 31, 2024
Europe	71,228	98,044	182,960
North America	24,716	23,440	10,697
Eliminations	-22,106	-20,413	-5,618
Total liabilities	73,838	101,071	188,039

Related party transactions

Total revenues of both reportable segments can be broken down as follows:

kEUR	Jun. 30, 2026	Jun. 30, 2025	Jun. 30, 2024
Europe	7,638	18,039	78,346
North America	348	825	1,227
Eliminations	-634	-4,250	-310
Total revenues	7,352	14,614	79,263

Revenues from two major customers of ADSE amounted to kEUR 1,102 and kEUR 914 of ADSE’s total revenues, respectively (2025: two customers, kEUR 6,615 and kEUR 1,312).

7.	Related party transactions

Related parties are natural persons or companies that can be influenced by the reporting entity, that can exert an influence on the reporting entity or that are under the influence of another related party of the reporting entity. Transactions between related parties mainly include loans, leases, and management services.

Relationships with related parties have changed since December 31, 2025, due to the acquisition of an investment in Speicheranlagenbetreibergesellschaft mbH (see Note 4.2.1). Furthermore, the Company issued new shares upon the exercise of warrants (see Note 4.2.5) and subscription rights (see Note 4.2.4) to existing shareholders. The Company intends to use the proceeds from the issue of these shares for general corporate purposes, which may include working capital, capital expenditure, and other business investments. With regard to the development of shareholder loans, please refer to Note 4.2.7.

Other than this, there have been no significant changes in related-party relationships. All business transactions, receivables and liabilities with related parties existing at the reporting date result from ordinary business activities and are conducted at arm’s length.

Authorization of the financial statements

8.	Authorization of the financial statements

The board of directors of ADSE Holdco authorized the consolidated financial statements on September 21, 2026.

Nürtingen

September 21, 2026

Thomas Speidel	Torsten Klee
Chief Executive Officer	Chief Financial Officer